

October 29, 2013

Via E-mail
Hanif I. Jamal
Senior Vice President, Chief Financial Officer, Treasurer and Corporate Secretary
Dot Hill Systems Corp.
1351 S. Sunset Street
Longmont, CO 80501

> Re: **Dot Hill Systems Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **File No. 001-13317**

Dear Mr. Jamal:

We have reviewed your letter dated October 11, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 19, 2013.

Notes to Consolidated Financial Statements

Note 1 –Summary of Significant Accounting Policies

Revenue Recognition

Software, page F-7

1. Your response to prior comment 7 indicates that you sell your non-software related products and services together with your software products and services and we note you provided the revised disclosure for future filings. However, your proposed disclosure does not indicate how revenue is allocated between the non-software related deliverables and the software related deliverables. Please revise your revenue recognition policy to

disclose how you allocate revenue to the non-software related deliverables and the software related deliverables in these arrangements.

2.   Your response to prior comment 7 indicates that you sell non-software related products and services together with your software products and services as part of the multiple-element arrangement. We also note from your website that you offer extended warranties for your software products. Please tell us whether your extended warranties cover both essential and non-essential software, and if so, tell us how you account for these warranties when sold as part of the multiple-element arrangement.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief